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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No.)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
G84384 10 9
(CUSIP Number)
January 5, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G84384 10 9

1	NAMES OF REPORTING PERSONS: Harvest Smart Oversesas Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		1,000,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,000,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.12%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1.
(a)	Name of Issuer

China Technology Development Group Corporation

(b)	Address of Issuer’s Principal Executive Offices

Room 2413, 24th Floor, Shui On Centre 8 Harbour Road Wanchai, Hong Kong, China
Item 2.
(a)	Name of Person Filing

The name of the person filing this statement is Harvest Smart Overseas Limited.

(b)	Address of Principal Business Office or, if none, Residence

Room 3201, 32/F., Singga Commercial Centre 148 Connaught Road West Hong Kong

(c)	Citizenship

Harvest Smart Overseas Limited is a British Virgin Islands corporation.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

G84384 10 9
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
          Not Applicable
Item 4. Ownership
     (a) Amount beneficially owned as of January 5, 2007: 1,000,000
     (b) Percent of Class: 8.12%

     (c) Number of shares as to which such person has:
          (i) sole power to vote or to direct the vote: 1,000,000
          (ii) shared power to vote or to direct the vote: 0
          (iii) sole power to dispose or to direct the disposition of: 1,000,000
          (iv) shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting person has cease to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
          Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company
          Not Applicable
Item 8. Identification and Classification of Members of the Group
          Not Applicable
Item 9. Notice of Dissolution of Group
          Not Applicable
Item 10. Certifications
          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2007

HARVEST SMART OVERSEAS LIMITED

/s/ Kin Chung Kwan

By:	Kin Chung Kwan
Title:	Director